August 6, 2007

John M. Marshall
Brookshire Raw Materials Management, LLC
Dufferin Liberty Centre
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9 Canada

      Re: Brookshire Raw Materials (U.S.) Trust
               Amendment No. 4 to Registration Statement on Form S-1
               Filed July 23, 2007
               File No. 333-136879

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers referenced in this comment letter correspond to the marked courtesy copy of Amendment No. 4 that you provided to us.

Risk Factors

The structure of the Trust and Funds involves complex provisions of U.S. federal income tax laws for which no clear precedent or authority may be available, page 29

1.   Please expand this risk factor to disclose that counsel is unable to give an unqualified opinion on the tax treatment of each Fund.

Break Even Analysis, page 33

2.   We note that you have revised the line item for redemption fees to show that amount as $0, based on the assumption that investors will hold their units for more than one year. Please revise to restore the previous disclosure, which reflected the redemption fee at the bottom of the table. Including the fee amounts in the table more effectively highlights the impact of early redemption to investors. We do not object to clarifying disclosure in the footnotes, as provided in previous amendments to your registration statement.

Capsule Performance of the Private Account, page 50

3.   In response to our comment letter dated September 22, 2006, you omitted from amendment no. 1 performance information about the private account. Please tell us why you have restored the performance information in the current amendment. Tell us why it is appropriate to include this performance information since the Managing Owner does not operate the private account in question, but instead "provides commodity trading advice."

4.   Please tell us why you have omitted the disclosure regarding the Canadian Public Fund from this amendment.

Financial Statements

5.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Brookshire Raw Materials (U.S.) Trust, including the Funds

Report of Independent Registered Public Accounting Firm, page F-11

6.   Please have the accountants sign their report in accordance with Article 2 of Regulation S-X and Rule 302 of Regulation S-T.

Statement of Financial Condition, page F-3

7.   We have read and considered your response to comment 5. Since each Fund is treated as a separate registrant and, accordingly, the financial information of each Fund is reported on a disaggregated basis, please have your accountants explain to us their basis for not referring to each Fund in their report.

8.   For future Exchange Act reporting, please confirm that you will treat each Fund as a separate registrant.

Brookshire Raw Materials Management, LLC

Report of Independent Registered Public Accounting Firm, page F-29

9.   Please have the accountants sign their report in accordance with Article 2 of Regulation S-X and Rule 302 of Regulation S-T.

Note 2 Summary of Significant Accounting Policies

a) Investment in Trusts page F-34

10.   We have read your response to comment 10 relating to your accounting policy for your investment in the public and private Trusts and note that you plan to account for them at cost. Please further expand your disclosure to clarify the GAAP literature that supports your treatment for these investments at cost.

d) Foreign Currency Transactions, page F-35

11.   We were unable to locate the revision indicated in your response to comment 11, and note that your disclosure continues to state that *translation* gains and losses are included in income which is not consistent with SFAS 52. We reissue our prior comment.

Note 4 Receivables from Trusts, page F-16

12.   We have read and considered your response to comment 12. We are unable to agree with your conclusion that it is not necessary to include the balance sheet of the Private Trust. We noted the receivable from the Private Trust is still significant as of March 31, 2007 and it does not appear that your affiliation with the Private Trust has changed. Please include the audited balance sheet of the Private Trust.

13.   Also, we noted the disclosure on page F-34 that the ultimate parent has agreed to fund the managing owner's obligations. Please tell us what consideration you gave to providing the audited balance sheet of the parent.

Exhibit 23.2 Consent of Independent Accountants

14.   We noted the accountants' consent relating to the managing member refers only to the 2006 financial statements. Please have your accountants revise their consent to refer to all the financial statements covered by their audit report and included in the prospectus.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

John M. Marshall
Brookshire Raw Materials Management, LLC
August 6, 2007
Page 4

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert G. Frucht (via fax)
       Crowell & Moring LLP